SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number: 333-562


                           Knight Transportation, Inc.
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             (Exact name of registrant as specified in its charter)


         5601 W. Buckeye Road, Phoenix, Arizona 85043     (602) 269-2000
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


       Common Shares Registered under Form S-8 (File No. 333-562) for the
        Knight Transportation, Inc. 1995 401(k) Plan and Trust Agreement
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            (Title of each class of securities covered by this Form)

All Knight Transportation, Inc. Common Stock Registered on Forms S-1 (File Nos. 33-83534 and 333-06043); 525,000 Common Shares Registered on Form S-8 (File No. 333-72377) for the Knight Transportation, Inc. Amended and Restated Stock Option
 Plan; and All Knight Transportation, Inc. Common Stock Registered on Form S-8 (File No. 333-566) for the Knight Transportation, Inc. 1994 Stock Option Plan
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         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)     [X]        Rule 12h-3(b)(1)(i)       [ ]
         Rule 12g-4(a)(1)(ii)    [ ]        Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(2)(i)     [ ]        Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(ii)    [ ]        Rule 12h-3(b)(2)(ii)      [ ]
                                            Rule 15d-6                [ ]

         Approximate number of holders of record as of the certification or notice date: 80

         Pursuant to the requirements of the Securities Exchange Act of 1934, Knight Transportation, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: June 15, 1999                 By: /s/ Clark A. Jenkins
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                                        Clark A. Jenkins
                                        Chief Financial Officer